Exhibit 99.6

U.S. SILVER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE 2nd QTR ENDED JUNE 30, 2011

DATED AUGUST 11, 2011

Disclosure Regarding Forward-Looking Statements

This Management Discussion and Analysis contains forward-looking statements that include risks and uncertainties.  Some factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of resources, commodities and unforeseen difficulties in operations, which would affect future revenue and costs of production.  Other factors that could affect actual results are uncertainties pertaining to government regulations, both domestic as well as foreign, and the changes within the capital markets (see Risk Factors).  Other risks may be detailed from time to time in U.S. Silver Corporation’s public filings, which are available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

U.S. Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Management Discussion and Analysis	1
Overview	1
Highlights	1
Results of Operations	4
Summary of Quarterly Results	6
Liquidity	6
Capital Resources	8
Risk Factors	9
Critical Accounting Policies and Estimates	10
Changes in Accounting Policies	13
Financial Instruments and Other Instruments	13
Capital Structure	14
Disclosure Controls and Procedures	15
International Financial Reporting Standards	16

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “CA dollars” or “CA$” are to the Canadian dollar.  Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

U.S. Silver Corporation	Management Discussion and Analysis
Quarter Ended June 30, 2011

Management Discussion and Analysis

In this report the Management of U.S. Silver Corporation presents operating highlights for the three- month and six-month periods ended June 30, 2011 as well as comments on plans for the future.  The financial information is presented in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), which are also used in the presentation of financial statements for the three-month and six-month periods ended June 30, 2011 (“Q2-2011” and “H1-2011”, respectively).  This report should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 and the accompanying notes (“FS2010”).  The data on production is given in Imperial units which are used widely in the United States.  Further information on U.S. Silver Corporation can be obtained from the website of SEDAR (www.sedar.com).  This Management Discussion and Analysis has been prepared as of August 11, 2011.

The following text contains forward-looking information.  Therefore, please read carefully the “Disclosure Regarding Forward-Looking Statements” on the cover page of this report.

Overview

U.S. Silver Corporation (the “Company” or “U.S. Silver”) is engaged in the production, exploration and development of silver resources in northern Idaho, United States.  The Company is listed on the TSX Venture Exchange trading under the symbol “USA” and also trades “over the counter” in the United States of America on the OTCQX market under the symbol “USSIF” and in Germany on the Frankfurt Stock Exchange “DB Frankfurt” under the symbol “QE2”.  The primary assets of U.S. Silver’s wholly-owned subsidiary, U.S. Silver-Idaho, Inc. (“USI”), are the operating Galena Mine and the adjoining, but non-operating, Coeur Mine and Caladay Project in the Coeur d’Alene Mining District of northern Idaho.  These mines have a long mining history with a combined production of over 220 million ounces of silver and associated by-product metals of copper and lead over a modern production history of more than fifty years.

Highlights

During the quarter, silver production totalled 648,322 ounces, an increase of 31% compared to Q1-2011.  Silver sales in the quarter totalled 755,040 ounces, increasing 60% compared to Q1-2011 due to the timing of shipments.  Combined with record high silver prices revenue increased 60% to $30.8 million as compared to Q1-2011.  The higher volumes lead to a 22% decrease in cash operating costs to $15.39 in Q2-2011.

During the first half of 2011 silver production totalled 1,142,685 ounces which was 4.6% (55,767 ounces) lower than first half 2010 production of 1,198,452 ounces.  Lead production increased 9.4% (258,061 pounds), from 2,736,358 pounds in H1-2010 to 2,994,419 pounds in H1-2011, and copper production increased 16.3% (81,267 pounds), from 499,858 pounds in H1-2010 to 581,125 pounds in H1-2011.  Lower silver production levels were the result of mining at lower head grades even though 5.0% more tons were mined and milled (111,427 in H1-2010 vs. 117,010 in H2-2011).  The Company continued to make investments in infrastructure in the first half of 2011 with capital expenditures of $4.5 million for mine development and $1.7 million for fixed assets.  Additionally, targeted repairs and maintenance were made to improve the Galena Mine during the six months ended June 30, 2011.

U.S. Silver Corporation	Management Discussion and Analysis
Quarter Ended June 30, 2011

Silver sales totalled 1,193,083 ounces in H1-2011 compared to 1,313,566 sold in H1-2010.  The timing of concentrate shipments influences the period in which revenue is recorded since sales are not recognized until shipments are received, weighed and sampled by the smelter which can lead to some variability quarter to quarter

Cash cost per silver ounce produced increased 30% from $12.68 per ounce in H1-2010 to $16.50 per ounce in H1-2011.  The primary causes for the higher costs were continued repair and maintenance work at higher than budgeted rates in response to increased regulatory attention, 2011 repairs related to seismic activity which occurred in December 2009, and lower than projected grade in some high production headings.

Higher metal prices resulted in improvements in cash provided by operations that totalled $19.5 million in H1-2011 compared to $5.3 million in H1-2010 and $8.9 million for the year ended December 31, 2010.  Working capital increased to $31.1 million in Q2-2011 from $11.8 million at December 31, 2010.  The Company ended H1-2011 with $21.8 million in cash compared to $5.4 million at December 31, 2010.

During the first half of 2011 (“H1-2011”) the Company completed 409 feet of raise development, 1,083 feet of track development and 1,558 feet of mechanized development drifting; versus 435 feet of raise development, 1,580 feet of track development and 836 feet of mechanized development drifting during the first half of 2010 (“H1-2010”).  The raise and track development footage decreased 6% and 31.5%, respectively; H1-2011 versus H1-2010.  In the first half of 2011, the Company completed 24,069 feet of exploration drilling, compared to 19,436 feet of exploration drilling in the first half of 2010.

The Company plans to increase the rate of underground exploration diamond core drilling during 2011 utilizing four drills to achieve 65,000 to 70,000 feet of drilling for the year.  The 2011 drilling program is intended to define reserves, upgrade resources, and to delineate new viable silver and lead veins.  Exploration drilling totalled 49,434 feet in 2010 and 13,669 feet in 2009.

On July 28th, 2011 the Company issued a Notice of Acceleration to all warrant holders from a bought deal private placement that closed on September 29, 2010, subject to the terms, covenants, conditions and provisions of the September 29, 2010 warrant indenture.  The Company has also issued an acceleration notice to all holders of broker options issued on September 29, 2010.  As the common shares of US Silver have traded above $0.45 for twenty consecutive trading days since June 29, 2011, US Silver has provided notice to all warrant and broker option holders that the warrants and broker options will expire at 5:00 pm (Toronto time) on August 29, 2011, being no less than 30 days following the date of the acceleration notice.  The Company originally issued 13,282,500 warrants exercisable at a price of $0.35 and 1,593,900 broker options exercisable at $0.26 as part of the bought deal private placement.

As previously reported, year-end reserves have once again increased in excess of production and have reached 21.9 million ounces of proven and probable silver reserves, an increase of 242,700 ounces after replacing production of 2.3 million ounces as detailed in the reserves and resources summary tables below.  The exploration program continues to cost effectively add reserves at modest expenditure levels, and the rate of reserve addition is expected to increase as the program is expanded in 2011.  The Company has increased proven and probable reserves by 115% since 2006 after producing more than 7 million ounces over the same period.

On November 10, 2010 the Company entered into a forward sales agreement with Auramet Trading LLC for the sale of silver at a fixed price through 2011.  U.S. Silver has secured a minimum price of silver at US$27.50 per ounce on 500,000 troy ounces, representing approximately 20% of the estimated 2011 production.  The 500,000 ounce program covers equal quantities of silver for each calendar month during 2011.  As security, U.S. Silver has provided an interest earning cash collateral deposit of US$3,000,000 and has been granted a margin credit facility.  This margin requirement will decrease as silver volumes are delivered throughout the 2011 year.  As of August 11, 2011 approximately 290,000 ounces of silver have been delivered.  This was a risk mitigation strategy to cover costs related to the redevelopment of the Coeur mine while still providing upside on the remaining 80% of expected production.  High volatility in the price of silver and uncertainty over the timing of future price movements during a period of mine development were important factors in this decision.

U.S. Silver Corporation	Management Discussion and Analysis
Quarter Ended June 30, 2011

In the first half of 2011, the workforce had five lost time accidents and, as of July 25, 2011, completed a total of 34 days since the last lost time accident which occurred on June 21, 2011.    A series of health and safety initiatives were instituted during 2009 and continued into 2011, including in-house safety audits, increased presence of safety personnel in work areas, increased safety meetings and re-directing U.S. Silver’s working relationships with regulatory agencies through constructive engagement.

As a narrow vein mine, production will display a degree of variability depending on a number of timing factors, but in the longer term, Management is confident that production levels will average in excess of 2.4 million ounces per year under the current mine configuration exploiting the known resources as stated in the December 31, 2010 43-101 reserve estimate.  Investigations are continuing to identify and analyze production expansion opportunities to better utilize milling capacity which, it is expected, will be funded and justified by current high silver prices and existing cash resources.

The Company continues to plan for the re-development of the Coeur mine and has prepared initial development, mining and exploration plans.  Additional exploration drilling to better define the resource and optimize the development program has commenced.  U.S. Silver has completed 4,022 feet of diamond drilling at the Coeur Mine in May, June and July of 2011.  Drilling has been focused upon validating resource blocks local to the 3400 level, 425 Vein as applicable to prefeasibility.  All drill hole penetrations within the outlined resource blocks proved positive.  Additional, sub-track resources have been defined with subsequent adjacent exploration drilling.  Re-evaluation of the resource blocks with the updated drilling results is currently being conducted.  Expected costs of re-development are $7 million, and expected annual production once the mine is fully operational is expected to be 500,000 ounces of silver.  The volumes can be easily accommodated within existing milling capacity.

The Company is subject to regulation from various local, state and federal agencies.  Chief among these is the federal Mine Safety and Health Administration (“MSHA”) for safety issues and the Environmental Protection Agency (“EPA”) and the Idaho Department of Environmental Quality (“IDEQ”) for environmental issues.  The Company has ongoing negotiations with both MSHA and EPA concerning citations or potential citations and associated financial penalties.  The Company expects to resolve such negotiations without disruption of production or material financial consequences.

U.S. Silver Corporation	Management Discussion and Analysis
Quarter Ended June 30, 2011

Results of Operations

Analysis of Second Quarter 2011 vs. Second Quarter 2010

The Company recorded net income of $6.5 million in the second quarter of 2011 compared to a net income of $0.6 million in the second quarter of 2010.  The $5.9 million increase in net income was primarily attributable to higher sales ($16.3 million) offset by higher cost of mining ($6.6 million), higher exploration costs ($0.3 million), higher loss on hedge derivatives ($0.9 million) and higher provision for deferred income tax ($2.7 million) each of which are described in more detail below:

●
Revenue increased by $16.3 million from $14.5 million in Q2-2010 to $30.8 million in Q2-2011.  The 112.4% increase was primarily due to higher metal prices and the sale of 20.8% more silver ounces (755,040 sold in Q2-2011 compared to 625,122 sold in Q2-2010).  The timing of concentrate shipments influences the period in which revenue is recorded since sales are not recognized until shipments are received, weighed and sampled by the smelter.  The average London Silver Spot price increased 108.4% to $38.17 in Q2-2011 from $18.32 in Q2-2010.  Copper pounds sold increased 48.9% (394,822 sold in Q2-2011 compared to 265,109 sold in Q2-2010) and the average price of copper increased 23.25% between these periods.   Additionally, lead pounds sold increased 19.3% (1,612,096 sold in Q2-2011 compared to 1,350,947 sold in Q2-2010) and the average price of lead increased 23.7%.

●
Cost of Mining increased by $6.5 million from $12.0 million in Q2-2010 to $18.5 million in Q2-2011.  The increase was primarily due to higher sales volumes as described above, increased profit sharing payments and increased levels of activities and unit costs that were restricted in the comparative low price environment.

●	Exploration costs increased from $0.4 million in Q2-2010 to $0.7 million in Q2 due to increased exploration drilling and initial redevelopment of the Coeur mine.
●	Loss on hedge derivatives increased $0.9 million as a result of the forward sale at $27.50 in place during H1-2011 when spot market silver prices exceeded this price.
●	Provision for Deferred Income Tax increased $2.7 million from $0.1 million in Q2-2010 to $2.8 million in Q2-2011 due to higher levels of profitability.

Operating highlights from the second quarter of 2011 included the following:

●	Production was positively impacted by the ability to move more tons from the mine primarily from additional headings brought on line in the first quarter. Rehabilitation in many areas of the mine continues at an accelerated rate.
●	Development on the 3700 level of two high grade zones on the 117 and 215 veins continued with 469 feet of drift completed. On the 4000 level, track drift was completed in the Argentine Vein area and focus shifted to the 133 Vein area. On the 5200 level 379 feet of track drift were completed. The 290 raise prep on the 5200 level was completed, on 4300 level the 274 raise was driven 5 sets, and on 3700 level a sill prep leading to a new raise was started. The second Alimak raise was completed from 4900 to 4600 level providing a much needed ore pass from the 4600 decline workings.
●	Rehabilitation of the 281 stope on the 3700 level was completed. The 4900 Caladay drift repair continued as well as repair on the 3400, 3700, 4300 and 5200 levels.

U.S. Silver Corporation	Management Discussion and Analysis
Quarter Ended June 30, 2011

Analysis of First Half 2011 vs. First Half 2010

The Company recorded net income of $10.7 million in the first half of 2011 compared to a net income of $1.2 million in the first half of 2010.  The $9.5 million increase was primarily attributable to higher sales ($20.4 million) offset by higher cost of mining ($4.3 million), higher loss on hedged derivatives ($1.3 million), higher exploration costs ($0.7 million), higher general and administrative costs ($0.4 million) and higher provision for income taxes ($4.3 million) each of which are described in more detail below:

●
Revenue increased by $20.4 million (69.2%) from $29.5 million in H1-2010 to $49.9 million in H1-2011.  The increase was primarily due to higher metal prices offset by a decrease in silver ounces sold (1,193.083 sold in H1-2011 compared to 1,313,566 sold in H1-2010).  The average London Silver Spot price increased 98.2% to $34.92 in H1-2011 from $17.62 in H1-2010.  Copper pounds sold increased 9.8% (612,088 sold in H1-2011 compared to 557,549 sold in H1-2010).  The average price of copper increased 31.9% between these periods.   Additionally, lead pounds sold increased 4.9% (2,923,072 sold in H1-2011 compared to 2,787,355 sold in H1-2010) while the average price of lead increased 23.7%.

●
Cost of Mining increased by $4.3 million (17.6%) from $25.0 million in H1-2010 to $29.4 million in H1-2010.  The 17.4% increase was primarily due higher tonnage levels and profit sharing payments in 2011 compared to 2010.  Additionally, low costs incurred in H1-2010 related to cash conservation strategies and the deferral of certain infrastructure repairs and maintenance because of cash constraints.

●
General and Administrative costs increased due primarily to non-recurring items relating to recruitment fees, severance costs, and consulting fees associated with the conversion to IFRS and mine operations reviews.

●	Exploration costs increased $0.7 million from $0.6 million in H1-2010 to $1.3 million in H1-2011 due to increased exploration activity and Coeur redevelopment costs.
●
Loss on Hedged Derivatives increased $1.3 million from a $0.6 million loss in H1-2010 to a $1.9 million loss in H1-2011 as a result of the fixed price sale of 250,000 ounces at $27.50 during the period when spot market silver prices exceeded this price.

●	Provision for Deferred Income Tax increased $4.3 million from $0.4 million in Q2-2010 to $4.7 million in Q2-2011 due to higher levels of profitability.

U.S. Silver Corporation	Management Discussion and Analysis
Quarter Ended June 30, 2011

Summary of Quarterly Results

Quarterly Summary
The following table sets forth trends in the Company’s quarterly results as then presented for the most recent eight quarters ending with June 30, 2011 as prepared under generally accepted accounting principles in Canada.

SUMMARY($ in millions except “per” amounts)	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 20092	Q3 20092
Net Sales Revenue	$30.8	$19.1	$20.9	$12.0	$14.5	$15.0	$13.4	$11.1

Silver Ounces Produced	648,322	494,363	569,997	507,368	563,291	635,161	650,841	558,071
Lead Pounds Produced	1,717,218	1,277,201	1,452,694	1,424,637	1,268,909	1,467,449	2,462,707	1,092,864
Copper Pounds Produced	321,724	259,401	276,298	224,243	250,644	249,214	254,955	268,781
Cash Cost/Ag Oz Produced1	15.38	$17.97	$15.03	$13.57	$12.78	$12.59	$11.51	$13.37

Net Income (Loss)	$6.5	$4.2	$2.7	$0.2	$0.2	$0.5	$6.2	$(0.3)
Comprehensive Income (Loss)	$6.5	$4.4	$1.9	$0.2	$0.1	$0.6	$7.2	$(0.3)
Net Income (Loss) per Share	$0.02	$0.02	$0.01	$0.00	$0.00	$0.00	$0.03	$(0.00)

Cash Equivalents, Begin	$10.8	$5.4	$8.1	$2.3	$3.5	$2.5	$3.1	$2.1
Cash Flow from Operations	12.3	7.2	1.8	1.8	1.8	3.5	$0.9	$(0.4)
Cash Flow from Financing	0.3	1.3	0.5	7.0	(0.1)	(0.3)	$1.1	$2.7
Cash Flow from Investing	(1.7)	(3.0)	(5.3)	(2.9)	(2.8)	(2.2)	$(3.1)	$(1.6)
Effect of Exchange Rates	0.2	(0.2)	0.2	(0.1)	(0.1)	0.0	$0.5	$0.3
Cash and Equivalents, End	$21.8	10.8	5.4	8.1	$2.3	$3.5	$2.5	$3.1

Current Assets (qtr. end)	$39.9	$30.2	$31.0	$22.8	$15.2	$16.2	$18.7	$14.7
Current Liabilities (qtr. end)	8.8	3.6	7.3	$5.7	$3.3	$4.4	$4.8	$4.3
Working Capital (qtr. end)	31.1	26.6	$23.7	$17.1	$11.9	$11.8	$13.9	$10.4

Total Assets (qtr. end)	92.4	$80.1	$78.5	$70.5	$61.5	$61.9	$64.3	$59.3
Total Liabilities (qtr. end)	17.2	11.9	14.4	$12.2	$9.9	$11.0	$11.2	$13.0
Total Equity (qtr. end)	75.3	68.2	64.1	$58.3	$51.6	$50.9	$53.1	$46.3

1
The Company reports the cash cost per ounce of silver produced in accordance with guidance provided by the Gold Institute utilizing the by-product method.  This method is widely reported in the silver mining industry as a benchmark for performance measurement.  However, the method does not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under generally accepted accounting principles in Canada or the U.S.A.

2	Unaudited amounts as stated in unaudited interim financial statements. Impacts of restatements presented in the unaudited fourth quarter totals so that the full year reflects restatements.
The unaudited amounts for the 2009 comparative quarters were prepared under Canadian GAAP and not restated to IFRS..

Liquidity

As of June 30, 2011, the Company’s cash and equivalents totalled $21.8 million, compared to $5.4 million at December 31, 2010.  Working capital improved to $31.1 million at June 30, 2011 from $23.7 million as at December 31, 2010, an increase of $7.4 million.  Current liabilities as at June 30, 2011 were $8.8 million which is $1.5 million higher than at December 31, 2010.  The Company estimates that it requires about $8.0 million in working capital at expected production rates, far less than the $31.1 million it held at quarter end.  The Company’s liquidity has improved over the course of the past year and continued to improve in the first half of 2011 as silver prices have reached 30 year highs and costs remain largely consistent.

U.S. Silver Corporation	Management Discussion and Analysis
Quarter Ended June 30, 2011

In February 2009, the Company negotiated an inventory and receivable monetization facility with a precious metals trading and lending firm.  This facility, which has a maximum potential usage of $5.0 million, greatly reduces the time between shipping concentrate inventories and receipt of payment for such inventories, thereby making the Company’s working capital more liquid.  Please see the Company’s press release dated February 26, 2009 at: www.us-silver.com.  This facility provides flexibility for the changes in cash needed to fund operations.  There were no advances outstanding at June 30, 2011, March 31, 2011 or December 31, 2010.

In the short term, Management is confident it has sufficient cash flow to fund its operations and development and exploration plans given cash on hand, expected production volumes in 2011, continued high commodity prices and the availability of revolving advances. (see Capital Resources).  In the longer term, as the Galena Mine is optimized and the outlook for silver prices remains positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

All of the Company’s leased mineral properties, which it wishes to retain, are currently in good standing with work planned on those where it is required.  Some work commitments on non-core properties are in arrears at the date of this report but the leases remain in good standing with no short term requirement to fulfill these commitments.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and other assets, investments, restricted cash, revolving advances, accounts payable and accrued liabilities, derivative-related liabilities, and capital lease obligations.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.  The Company is not exposed to significant interest, currency, or credit risk arising from financial instruments.  The majority of the funds of the Company are held in accounts at major banks in Canada and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers (See Note 9 in the Audited 2010 Financial Statements).  Although both pension plans are under-funded, the Company intends to fund to the minimum levels required by applicable law, both the hourly and salary employee’s pension plans. The Company currently estimates total annual funding requirements for both pension plans to be approximately $1.0 million per year for each of the next 5 years.  Effective July 25, 2010 the Company modified the salaried employees’ pension plan and 401(k) plan in order to provide the Company with more alternatives to reduce future costs.  The changes to the salaried employees’ pension plan do not relieve the Company of its existing obligation to fund past service requirement earned by salaried employees through July 24, 2010.  There were no changes made to the hourly employees’ pension plan and 401(k) plan since these are negotiated in the collective bargaining agreement.  Please see Risk Factors for further information on the defined benefit pension plans, the funding obligations of the Company and the risks inherent in such matters.

U.S. Silver Corporation	Management Discussion and Analysis
Quarter Ended June 30, 2011

Capital Resources

The Company currently has sufficient capital to fund its operations.  The Company’s cash flow is dependent on delivery of its ore concentrate to two smelters in Canada.  The Company’s first smelter provider remits payment to the Company on the 27th day of the month following the month of delivery of the concentrate, with final settlement payments generally received within 90 days of the initial payment.  The second smelter provider remits payments twice per month, within 10 days of the delivery of a lot.  Two lots are shipped to this smelter each month, with the first lot consisting of the concentrate delivered between the 1st and 15th and the second lot consisting of the concentrate shipped between the 16th and the last day of the month.  The Company has not had any problems collecting payments from smelters in a reliable and timely manner and expects no such difficulties in the foreseeable future.  However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons (see Item 10 - Risk Factors) including fluctuations in metal prices and concentrate shipment difficulties.  Additionally, unforeseen cessation in smelter provider capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures in both H1-2011 ($6.2 million) and H1-2010 ($5.0 million) and is planning to spend approximately $16.5 million for capital expenditures in 2011.  All of these projects are dependent upon the Company maintaining a strong capital position.  The Company plans to continue an underground exploration plan utilizing diamond core drilling.  The planned program will consist of The planned program will consist of approximately 69,000 feet of drilling to upgrade the category of reserves and resources and to test for new mineable veins.  This drilling program is expected to cost approximately $2.4million in 2011.

The Company also has plans to redevelop the Coeur mine in 2011 for an estimated cost of $7 million.  The current cash position and the cash generated from operations are expected to be sufficient to fund this project.

The following table sets out U.S. Silver’s contractual obligations as of June 30, 2011:

	Total	Less than 1 Yr.	1-3 Years	4-5 Years	After 5 Years
Environmental rehabilitation provision	$2,380	$--	$--	$--	$2,380
Accounts payable and accrued liabilities	8,596	8,596
Other long term liabilities	240	--	--	--	240
Total	$11,216	$8,596		$--	2,620

1 - All mining leases can be cancelled upon proper notice periods by the Company.

2 - Mine Reclamation obligations are incurred at or near mine shutdown.  The above estimate is based upon reclamation beginning in 2016.  This obligation may be further extended as the estimated life of the mine increases.

3 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets.  Therefore, the estimated obligation of the Company may vary over time.

U.S. Silver Corporation	Management Discussion and Analysis
Quarter Ended June 30, 2011

Reserve and Resource Estimates

The tables below summarize the reserve and resource information as at December 31, 2010.  This is compared to the December 31, 2009 estimate.  There was a 1% increase in total proven and probable reserves (contained ounces) from December 2009 to December 2010.  The Company has released an estimate of reserves and resources in a NI 43-101 compliant Technical Report.  This report was independently prepared by Chlumsky, Armbrust & Meyer, LLC (CAM), a Denver based consulting firm.

December 2010 Estimate

Copper-Silver Ore	Tons	Ag Grade (oz/t)	Contained Ounces	% Cu
Proven & Probable Reserves	1,066,100	16.74	17,851,200	0.52%
Measured & Indicated Resources 1	489,400	16.39	8,020,300	0.49%
Inferred Resource	480,000	18.68	8,965,400	0.56%

	Tons	Ag Grade (oz/t)	Contained Ounces	% Pb
Lead-Silver Ore
Proven & Probable Reserves	549,600	7.38	4,057,200	7.79%
Measured & Indicated Resources 1	71,200	10.14	721,700	10.14%
Inferred Resource	546,300	8.68	4,743,400	9.45%
1 Measured & Indicated Resources do not include Proven & Probable Reserves

Risk Factors

A full discussion of all risk factors are included with the Company’s financial statements and MD&A for the year ended December 31, 2010 which can be obtained from the Company website or SEDAR (www.sedar.com).

Metals Prices

The market price of silver and other metals is volatile.  If U.S. Silver experiences low silver, copper and lead prices it may result in decreased revenues and decreased net income or losses, and may negatively affect U.S. Silver’s business.  The majority of U.S. Silver’s revenue is derived from the sale of silver ore concentrate and by-products of copper and lead.  Fluctuations in the prices of these commodities represent one of the most significant factors affecting U.S. Silver’s results of operations and profitability.  The price of silver and other metals are affected by numerous factors beyond U.S. Silver’s control, including:

➢	levels of supply and demand,
➢	global or regional consumption patterns,
➢	sales by government holders,
➢	metal stock levels maintained by producers and others,
➢	increased production due to new mine developments,
➢	improved mining and production methods,
➢	speculative trading activities,
➢	inventory carrying costs,
➢	availability and costs of metal substitutes,
➢	international economic and political conditions,
➢	interest rates,
➢	currency values, and
➢	inflation.

U.S. Silver Corporation	Management Discussion and Analysis
Quarter Ended June 30, 2011

London Silver Spot price average, in USD per ounce
2005	$7.31
2006	$11.57
2007	$13.39
2008	$14.49
2009	$14.65
2010	$20.16
2011 to date	$34.92

Declining market prices for silver and other metals could have a material adverse effect on U.S. Silver’s results of operations and profitability.

The price of silver may decline in the future and recent activity has shown silver, lead and copper to be very volatile.  If the price of silver is depressed for a sustained period and net losses occur, U.S. Silver may be forced to suspend some or all of its mining until the price increases, and record asset impairment write-downs.  Any lost revenues, net losses or asset impairment write-downs would adversely affect U.S. Silver’s results of operations.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses.  Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and estimates are discussed in Note 2 of the Audited Financial Statements, which are incorporated by reference and can be found on the regulator’s web site at www.sedar.com.  While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and estimates have been identified as being critical:

●	Carrying Values of Property, Plant and Equipment and Mining Assets
●	Depletion of Mining Assets
●	Asset Retirement Obligations
●	Income Taxes
●	Stock-based Compensation
●	Hedge Accounting

Carrying Values of Property, Plant and Equipment and Mining Assets

The Company reviews and evaluates its mining assets for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable.  Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets.  Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs.  Undiscounted future cash flows for exploration stage mineral properties, when reasonably estimable, are estimated by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties.  If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

U.S. Silver Corporation	Management Discussion and Analysis
Quarter Ended June 30, 2011

The Company completed an impairment review of its property, plant and equipment, and mining assets at December 31, 2010.  The estimates used by management were subject to various risks and uncertainties.  It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in property, plant and equipment, and mining assets.  As a result of this assessment, the Company did not write down the carrying value of mining assets in 2010 (2009 $126,011).

The Company has reviewed the aforementioned impairment calculations again as of June 30, 2011 and continues to believes that no write-downs are needed.

Depletion of Mining Assets

Net mining assets comprised 54% of the Company’s total assets at June 30, 2011 (60% at December 31, 2010).  As such, the depletion of these assets has a significant effect on the Company’s financial statements.  Upon the commencement of commercial production, depletion is calculated for mining assets associated with property in commercial production on the unit-of-production basis using estimated proven and probable reserves.  Additionally, plant and equipment used in the mine are depreciated, following the commencement of commercial production, over their expected economic lives using the unit-of-production method.  Capital projects in progress are not depreciated until the underlying capital assets have been put into production.

The reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves.  The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions.  The estimates of the reserves may change, based on additionally knowledge gained subsequent to the initial assessment.  This may include additional data available from continuing exploration, results from reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production.  A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.  The December 31, 2010 assessment of mineral reserves resulted in an increase in proven and probable reserves which resulted in an increase to the total remaining units used in the units-of-production calculation commencing January 1, 2011.

Asset Retirement Obligations

The Company has obligations for site restoration and decommissioning related to its mining properties.  The Company using mine closure plans and other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities.  Since the obligations are dependent on the laws and regulations of the country in which the mine operates, the requirements could change resulting from amendments to those laws and regulations relating to environmental protection and other legislation affecting resource companies.

U.S. Silver Corporation	Management Discussion and Analysis
Quarter Ended June 30, 2011

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.  Initially, a liability for an asset retirement obligation is recorded at its fair value in the period in which it is incurred.  Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit-of-production method.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Since the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments.  The liability is accreted over time to that amount ultimately payable through periodic charges to earnings.  The undiscounted amount of the estimated cash flows required to settle the Company’s estimated obligations is discounted using a credit adjusted risk free rate of 10%.  The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out.  Actual costs incurred in future periods could differ materially from the discounted future value estimated by the Company at December 31, 2010 or June 30, 2011.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date.  Future income tax assets also result from unused loss carry-forwards and other deductions.  The valuation of future income tax assets is reviewed at least annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and to make assumptions about the future performance of the Company.  Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-based Compensation

The Company uses the Black-Scholes Option Pricing Model.  Option pricing models require the input of subjective assumptions including the expected price volatility.  Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide an accurate single measure of the actual fair value of the Company’s stock options granted during the year.

U.S. Silver Corporation	Management Discussion and Analysis
Quarter Ended June 30, 2011

Hedge Accounting

The Company has considered ISA standards relating to hedges, which specifies the conditions under which hedge accounting is appropriate and includes requirements for the identification, documentation and designation of hedging relationships, sets standards for determining hedge effectiveness, and establishes criteria for the discontinuance of hedge accounting.  The Company’s conclusion is that the short-term forward contracts associated with its revolving credit facility for the sale of silver do not quality for hedge accounting.  As a result, the Company is required to recognized mark-to-market valuations of its open forward contract positions through net income at the end of each period.

Changes in Accounting Policies

The Company would like to direct readers to its Audited Financial Statements for the year ended December 31, 2010 and the Interim Consolidated Financial statements for the three months ended March 31, 2011, which are incorporated by reference and can be found on the regulator’s web site at www.sedar.com.

Financial Instruments and Other Instruments

The Company has in the past entered into financial instruments with a number of financial institutions in order to hedge underlying revenue and fair value exposures arising from certain commodity prices.  Financial instruments which subject the Company to market risk consist primarily of derivative contracts for base metals and, potentially, certain precious metals.  During the first quarter of 2009, the Company began to utilize an inventory and receivable monetization facility described in the Press Release dated February 26, 2009 (the “Facility”).  The Facility includes the sale of the silver contained in the inventory and the partial monetization of receivables via the Facility.  These sales of silver, conducted with the Facility counterparty, lock in the prices of most, but not necessarily all, of the silver in the silver-copper concentrate that is shipped to the smelter, usually for periods not exceeding two months into the future.  Hence, the forward sale of silver does not normally exceed three months and is tied to financing activity under the Facility.

The Company’s risk management policy attempts to mitigate the risks associated with fluctuating metal prices in only the very short term future via the use of both exchange-traded and over-the-counter swaps and forward contracts on metals and, from time to time, foreign exchange (“FX”). These products are intended to give short-term hedges for net revenues from mining operations.  These instruments are straightforward contracts and involve limited complexity.  The Company can be exposed to credit risk in the event of non-performance by counterparties in connection with these hedging contracts.  The Company does not obtain any security to support financial instruments subject to credit risk, but mitigates the risk by dealing with a diverse group of creditworthy counterparties and, accordingly, does not anticipate loss for non-performance by counterparties.  The Company continually monitors the market risk of its hedging activities, both to ensure that the hedging activities continue to provide the intended metal and FX price risk mitigation, and to monitor the amount of liquid assets the hedge contracts utilized in the form of interest-earning margin deposits held with the counterparty.

U.S. Silver Corporation	Management Discussion and Analysis
Quarter Ended June 30, 2011

Capital Structure

The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote.  As at June 30, 2011, there were 292,717,489 common shares issued and outstanding.  As at the date of this Management Discussion and Analysis, there were 293,917,486 common shares issued and outstanding.  In addition, the Company shall issue common shares upon the conversion, exercise or exchange of options and warrants that are issued.

On July 28th, 2011 the Company issued a Notice of Acceleration to all warrant holders from a bought deal private placement that closed on September 29, 2010, subject to the terms, covenants, conditions and provisions of the September 29, 2010 warrant indenture.  The Company has also issued an acceleration notice to all holders of broker options issued on September 29, 2010.  As the common shares of US Silver have traded above $0.45 for twenty consecutive trading days since June 29, 2011, US Silver has provided notice to all warrant and broker option holders that the warrants and broker options will expire at 5:00 pm (Toronto time) on August 29, 2011, being no less than 30 days following the date of the acceleration notice.  The Company originally issued 13,282,500 warrants exercisable at a price of $0.35 and 1,593,900 broker options exercisable at $0.26 as part of the bought deal private placement.

The following table summarizes the weighted average exercise price and the weighted average remaining contractual life of the options outstanding and exercisable at June 30, 2011:

			Outstanding		Exercisable
Exercise Price CA$	Options Outstanding	Expiry Date	Weighted Average Remaining Life (Years)	Weighted Average Price CA$	Options Exercisable	Weighted Average Price CA$
$0.10	1,090,000	Nov. 2013	2.4	0.10	1,090,000	$0.10
0.13	1,845,011	Oct. 2014	3.3	0.13	228,332	0.13
0.13	1,200,000	July 2014	3.0	0.13	1,200,000	0.13
0.14	400,000	Mar. 2014	2.8	0.14	400,000	0.14
0.15	1,500,000	Feb. 2014	2.6	0.15	1,000,000	0.15
0.18	200,000	Dec. 2014	3.5	0.18	200,000	0.18
0.225	5,305,844	June 2015	4.0	0.225	3,172,480	0.225
0.235	33,334	Aug. 2015	4.1	0.235	--	0.235
0.40	1,390,000	Dec. 2011	0.5	0.40	1,390,000	0.40
0.40	250,000	Jul. - 2013	2.0	0.40	250,000	0.40
0.53	6,490,000	Jun. – 2016	5.0	0.53	--	0.53
0.54	1,200,000	May - 2016	5.0	0.54	66,666	0.54
0.73	660,000	Aug. 2012	1.1	0.73	660,000	0.73
0.75	300,000	Mar. 2012	0.7	0.75	300,000	0.75
0.79	200,000	Mar. 2013	1.7	0.79	200,000	0.79
0.81	780,000	Nov. 2012	1.4	0.81	780,000	0.81
1.19	1,000,000	May 2012	0.8	1.19	1,000,000	1.19
	23,844,198				11,937,478

The following table summarizes the warrants issued and outstanding at June 30, 2011:

Number of Warrants	Exercise Price (CA$)	Warrant Type	Issuance Date	Expiry Date	Fair Value
13,793,641	0.155	Investors	July 2009	July 16,2014	$376,842
176,928	0.160	Broker Unit	July 2009	July 16,2011	4,331
353,886	0.155	Broker	July 2009	July 16,2014	15,035
10,056,000	0.350	Investor	Sept. 2010	Aug. 29, 2011	1,248,479
1,593,900	0.260	Broker	Sept. 2010	Aug. 29, 2011	263,471
16,974,355					1,908,158

U.S. Silver Corporation	Management Discussion and Analysis
Quarter Ended June 30, 2011

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”), the Chair of the Audit Committee and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.  As of  August 11, 2011, the Company’s management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and has concluded that such controls and procedures are effective.

In connection with the preparation of management discussion and analysis, our management, including our CEO and CFO, has evaluated the effectiveness of the disclosure controls and procedures as they related to the preparation of the financial statements for the quarter ended June 30, 2011.  In connection with the preparation of those financial statements, we recorded a small number of adjusting entries.  As a result, we have concluded that our disclosure controls and procedures were effective as of June 30, 2011.  Although we have concluded that our internal control process is effective, in the course of ordinary business we do make changes to our internal control process and also in our disclosure controls and procedures:
●
We will expand our systems and control procedures surrounding financial reporting by developing enhanced accounting procedures and instituting quarterly reviews of the financial statements by the members of the Audit Committee, CEO, CFO and Controller.

●	Our Audit Committee and management will enhance the oversight from the Audit Committee and management by approving and overseeing the application of complex accounting policies.
●
We have an experienced Chief Financial Officer at our Toronto, Ontario corporate office, joined by an experienced Director and Audit Committee Chair to review, and strengthen the controls, procedures and documentation thereof.  The CFO and Chair are conversant with applicable regulatory requirements and Canadian and US GAAP reporting requirements and provide an additional level of review required of reporting documents.  Additionally, the bookkeeping functions of both the parent company in Canada and its US holding company subsidiary have been consolidated in the Toronto office

U.S. Silver Corporation	Management Discussion and Analysis
Quarter Ended June 30, 2011

International Financial Reporting Standards

Effective January 1, 2011, the Company adopted IFRS as required for all publicly accountable enterprises by the Canadian Accounting Standards Board (AcSB).  The adoption date of January 1, 2011 has required the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  A reconciliation from equity under Canadian GAAP to IFRS at the date of transition (January 1, 2010) and reconciliation from profit and loss under Canadian GAAP to IFRS for the prior year comparable quarter and year to date for 2010, has been disclosed in the Company’s first interim consolidated financial statements prepared under IFRS at March 31, 2011.

IMPACT OF THE CHANGEOVER TO IFRS
The conversion to IFRS resulted in few differences in recognition, measurement, and presentation provided in the interim consolidated financial statements.
Cash flows have not been affected by the change.

Net assets at December 31, 2010 were decreased by only $1,899 thousand which was the impact of the change in the method of measuring the rehabilitation provision (asset retirement obligation) along with one-time adjustments for employee future benefits and exploration and evaluations costs.
Comprehensive income for the year ended December 31, 2010 was also impacted in the same amount by the restatement of the rehabilitation provision, the one-time adjustments for employee future benefits and exploration and evaluation costs along with a change in the measurement of share-based compensation that was a reduction of $368 thousand in expense.  Therefore the total decrease in comprehensive income was $2,268 thousand.  All of these changes are non-cash items.

Management expects that future reporting will not be affected by much more than the variation disclosed in the interim consolidated financial statements to-date with the exception of the one-time adjustments for employee benefits and exploration and evaluation costs.
Regarding presentation, the consolidated balance sheet, income statement and cash flow statement line items relate easily to each other under Canadian GAAP and IFRS with the exception of mineral properties that had to be reclassified under IFRS.

International Accounting Standard (IAS) 34 Interim Financial Reporting states that the purpose of interim financial reporting is to provide an update on the latest complete set of annual financial statements. Given that, less note disclosure is required in interim reporting than that required in a full set of IFRS annual financial statements. However, an interim financial report that complies only with the minimum requirements under IAS 34 is less informative in the first quarter after a transition to IFRS, since the latest annual financial statements were prepared under old Canadian GAAP.  Consequently, additional IFRS transition information, such as the opening consolidated statement of financial position and accounting policies under IFRS, are included in the Company’s Q1 interim consolidated financial statements so that financial statements users are better able to understand how the transition to IFRS affected previously reported annual and interim results. Given this, the Ontario Securities Commission (OSC) has stated that issuers do not have to repeat this kind of information in their Q2 and Q3 interim financial reports, since the information is already available on public record through their Q1 report.  The OSC also stated that it would therefore not object to issuers just making a cross-reference to the Q1 report in their Q2 and Q3 interim financial reports.  The Company has made such a cross-reference in its interim financial statements after Q1.